Filed Pursuant to Rule 433 Dated March 1, 2021
Registration No. 333-228614

Market Linked Securities – Leveged Upside Participation to a Cap and Fixed Percentage Buffered Downside,
Principal at Risk Securities Linked to the Russell 2000® Index due October 6, 2023
Term Sheet to the Preliminary Pricing Supplement dated March 1, 2021

Summary of Terms
Issuer	The Bank of Nova Scotia (the “Bank”)
Term	Approximately 30 months
Market Measure	Russell 2000® Index (RTY) (the “Reference Asset”)
Pricing Date	Expected to be March 31, 2021*
Trade Date	Expected to be March 31, 2021*
Issue Date	Expected to be April 6, 2021*
Principal Amount	$1,000 per Security
Original Offering Price	100.00% of the Principal Amount of each Security
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Maturity Date	Expected to be October 6, 2023
Starting Level	The closing level of the Reference Asset on the Pricing Date
Ending Level	The closing level of the Reference Asset on the Calculation Day
Threshold Level	To be determined on the Pricing Date (equal to the Starting Level multiplied by the difference of 100.00% minus the Threshold Percentage).
Threshold Percentage	10.00%
Capped Value	[$1,180.00-$1,220.00] per $1,000 Principal Amount of the Securities (the actual amount to be determined on the Pricing Date)
Participation Rate	200.00%
Percentage Change
The percentage increase or decrease in the Ending Level from the Starting Level. The Percentage Change may reflect a positive return (based on any increase in the level of the Reference Asset from the Starting Level to the Ending Level), no return, or a negative return (based on any decrease in the level of the Reference Asset from the Starting Level to the Ending Level)

Calculation Day	Expected to be September 29, 2023
Calculation Agent	Scotia Capital Inc., an affiliate of the Bank
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount
Up to 3.15% of which dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75%, and WFA will receive a distribution expense fee of 0.075%. In respect of certain Securities sold in this offering, we may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP/ISIN	064159T22 / US064159T228
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC
*We expect that delivery of the Securities will be made against payment therefor on or about the fourth Business Day following the Trade Date (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Securities on the Trade Date will be required, by virtue of the fact that each Security initially will settle in 4 Business Days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.
Investment Description
•	Linked to the Russell 2000® Index
•
Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a payment at maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Reference Asset from its Starting Level to its Ending Level.

The payment at maturity will reflect the following terms:
o	If the value of the Reference Asset increases:
You will receive the Principal Amount plus 200.00% participation in the upside performance of the Reference Asset, subject to the Capped Value of [$1,180.00-$1,220.00] (to be determined on the Pricing Date) per $1,000 Principal Amount of the Securities;
o	If the value of the Reference Asset decreases but the decrease is not more than 10.00%:
You will be repaid the Principal Amount;
o	If the value of the Reference Asset decreases by more than 10.00%:
You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the value of the Index in excess of 10.00%.
•	Investors may lose up to 90.00% of the Principal Amount.
•
All payments on the Securities are subject to the credit risk of the Bank, and you will have no right to any securities tracked by the Reference Asset; if The Bank of Nova Scotia defaults on its obligations, you could lose your entire investment.

•	No periodic interest payments or dividends.
•	No exchange listing; designed to be held to maturity.

If the Securities priced today, the estimated value of the Securities would be between $919.00 (91.90%) and $964.00 (96.40%)  per $1,000 Principal Amount. See “The Bank’s Estimated Value of the Securities” in the preliminary pricing supplement.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision. This term sheet should be read in conjunction with the preliminary pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right is based on a Capped Value of $1,200.00 (the midpoint of the range indicated herein) per $1,000 Principal Amount of the Securities, the Participation Rate of 200.00% and a Threshold Percentage of 10.00% (the Threshold Level equal to 90.00% of the Starting Level).
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Capped Value and Ending Level and whether you hold your Securities to maturity.

Hypothetical Returns on the Securities
Hypothetical Ending Level	Hypothetical Percentage Change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount at Maturity per Security	Hypothetical pre-tax total rate of return
150.00	50.00%	$1,200.00	20.00%
130.00	30.00%	$1,200.00	20.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,200.00	20.00%
105.00	5.00%	$1,100.00	10.00%
102.00	2.00%	$1,040.00	4.00%
100.00	0.00%	$1,000.00	0.00%
98.00	-2.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
70.00	-30.00%	$800.00	-20.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical Starting Level of 100.00, which has been chosen arbitrarily for illustrative purposes only, and a Capped Value of $1,200.00 (the midpoint of the Capped Value range). The actual Starting Level and the actual Capped Value will be determined on the Pricing Date. Each Security has a Principal Amount of $1,000.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Maturity Date and the resulting pre-tax rates of return will depend on the actual Ending Level and Capped Value.

How the Redemption Amount at Maturity is Calculated
The Redemption Amount at Maturity will be determined as follows:
•	If the Ending Level is greater than the Starting Level, then the Redemption Amount at Maturity will equal:
the lesser of (a) the Principal Amount + (Principal Amount x Participation Rate × Percentage Change) and (b) the Capped Value
• If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, then the Redemption Amount at Maturity will equal: the Principal Amount
•     If the Ending Level is less than the Threshold Level, then the Redemption Amount at Maturity will equal:
Principal Amount + [Principal Amount × (Percentage Change + Threshold Percentage)]
If the Ending Level is less than the Threshold Level, you will have 1-to-1 downside exposure to the portion of such decrease in the Reference Asset that exceeds 10.00% and you will lose some and possibly up to 90.00% of your investment in the Securities.

Russell 2000® Index Daily Closing Levels*

2500
2000
1500
1000
500
0
Jan-2016
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021

* The graph above illustrates the performance of the Reference Asset from January 1, 2016 through February 22, 2021. The dotted line represents a hypothetical Threshold Level of 2,025.9648, which is equal to 90.00% of 2,251.072, which was the Closing Level of the Reference Asset on February 22, 2021. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.
Information from outside sources is not incorporated by reference in, and should not be considered part of, this introductory term sheet, the pricing supplement, the prospectus, the prospectus supplement, or product prospectus supplement.

Selected Risk Considerations
The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus. Please review those risk disclosures carefully.
•
Risk of loss at maturity: Any payment on the Securities at maturity depends on the Percentage Change of the Reference Asset. The Bank will repay you the full Principal Amount of your Securities only if the Percentage Change does not reflect a decrease in the Reference Asset of more than 10.00%. If the Percentage Change is negative by more than 10.00%, meaning the Ending Level is less than the Threshold Level, you will lose a significant portion of your initial investment in an amount equal to the Percentage Change in excess of the Threshold Percentage. You may lose up to 90.00% of your investment in the Securities.

•	The Participation Rate and the Buffered Downside Market Exposure to the Reference Asset Applies Only at Maturity
•	Your Potential Redemption Amount at Maturity Is Limited by the Capped Value
•	The Securities Differ from Conventional Debt Instruments
•	No Interest The Securities do not bear interest and, accordingly, you will not receive any interest payments on the Securities.
•	The Redemption Amount at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other Than the Calculation Day
•	Holding the Securities is Not the Same as Holding the Reference Asset Constituent Stocks
•	No Assurance that the Investment View Implicit in the Securities Will Be Successful
•	The Securities are Subject to Market Risk
•	The Securities are Subject to Small-Capitalization Stock Risks
•	If the Levels of the Reference Asset or the Reference Asset Constituent Stocks Change, the Market Value of Your Securities May Not Change in the Same Manner
•	The Reference Asset Reflects Price Return Only and Not Total Return
•	Past Performance is Not Indicative of Future Performance
•	Changes Affecting the Reference Asset Could Have an Adverse Effect on the Value of, and any Amount Payable on, the Securities
•	The Bank Cannot Control Actions by the Sponsor and the Sponsor Has No Obligation to Consider Your Interests
•
None of the Bank, Scotia Capital (USA) Inc. or Our Affiliates, or Wells Fargo Securities and Their Affiliates Except to the Extent Their Parent Company’s Common Stock is Included in the Reference Asset, are Affiliated with Any Reference Asset Constituent Stock Issuer or Are Responsible for Any Disclosure by Any Reference Asset Constituent Stock Issuer or the Sponsor

•
Hedging Activities by the Bank and/or the Underwriters May Negatively Impact Investors in the Securities and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Securities

•	Market Activities by the Bank or the Underwriters for Their Own Respective Accounts or for Their Respective Clients Could Negatively Impact Investors in the Securities
•
The Bank, the Underwriters and Their Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include the Reference Asset Constituent Stock Issuers

•	Other Investors in the Securities May Not Have the Same Interests as You
•	The Calculation Agent Can Postpone the Calculation Day for the Securities if a Market Disruption Event with Respect to the Reference Asset Occurs
•
A Participating Dealer or its Affiliates May Realize Hedging Profits Projected by its Proprietary Pricing Models in Addition to any Selling Concession, Creating a Further Incentive for the Participating Dealer to Sell the Securities to You

•	The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Offering Price is Likely to Adversely Affect Secondary Market Prices
•	The Bank’s Estimated Value of the Securities Will be Lower than the Original Offering Price of the Securities
•	The Bank’s Estimated Value Does Not Represent Future Values of the Securities and may Differ from Others’ Estimates
•	The Bank’s Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt
•	We May Sell an Additional Aggregate Principal Amount of the Securities at a Different Issue Price
•	The Price at Which the Securities May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
•	The Securities Lack Liquidity
•	Your Investment is Subject to the Credit Risk of the Bank
•	The COVID-19 Virus May Have an Adverse Impact on the Bank
•
Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per Security. The Underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents, including the preliminary pricing supplement, the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.
Not a research report
This material is not a product of the Bank’s research department.
Consult your tax advisor
Investors should review carefully the preliminary pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Russell 2000® and Russell® are trademarks of FTSE Russell and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the Securities.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.